September 18, 2012

VIA EDGAR

Ms. Tia L. Jenkins,
Senior Assistant Chief Accountant,
Office of Beverages, Apparel, and Mining,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

Re:	Coca Cola Hellenic Bottling Company, S.A.
Form 20-F for the Year Ended December 31, 2011
Filed March 30, 2012
File No. 001-31466

Dear Ms. Jenkins:

We refer to the comment of the Staff of the Securities and Exchange Commission (the “Commission”), dated September 5, 2012, relating to the above-mentioned Annual Report on Form 20-F (the “Annual Report”) of Coca Cola Hellenic Bottling Company, S.A. (the “Company”).  Please note that for the Staff’s convenience, we have recited the Staff’s comment below and provided our response to it immediately thereafter.

26. Stock Option Compensation Plans, page F-68

1. We note on page F-69 that, as a result of the capital return of €0.50, a corresponding €0.50 reduction was made to the exercise price of each unexercised stock option under each plan. We further note that the modification to the exercise price ensured the intrinsic value of each stock option was retained and did not result in incremental fair value for any of the unexercised stock options. Please tell us if the stock option exercise price reduction was based on existing antidilution provisions that require adjustment in the event of an equity restructuring and, if so, provide us with a courtesy copy of the stock option plan that states an equitable or proportionate adjustment is required or tell us where this information can be located. To the extent that the stock option exercise price  reduction was not required by its existing terms and was discretionary, further explain to us why the modification did not result in incremental fair value pursuant to IFRS 2.26.

Response:

The Company’s stock option plan (as amended, the “Plan”) governs all outstanding options issued by the Company under the authority provided by shareholder meeting from time to time.  The Board of Directors of the Company adopted Section 12 of the Plan, an anti-dilution provision, effective as of December 13, 2006.  By virtue of its inclusion in the Plan, this provision applies to all outstanding options, including, without limitation, the options issued under the authority provided by shareholder meeting for the 2003-2004, 2005-2009 and 2009-2011 periods that were outstanding at the time of the adjustment.  Section 12 of the Plan provides as follows:

“In the event of an equity restructuring then the Board shall make an equitable adjustment to the terms of the Option by adjusting, as determined appropriate by the Board, any or all of (i) the number and kind of Shares which may be delivered in connection with Options granted thereafter, (ii) the number and kind of Shares by which limitations are measured under Section 6, (iii) the number and kind of Shares subject to or deliverable in respect of outstanding Options and (iv) the exercise price, grant price or purchase price relating to any Option and/or make provision for payment of cash or other property in respect of any outstanding Option.”

Enclosed herewith for review by the Staff, please find a supplemental copy of the current version of the Plan.

We acknowledge that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff’s comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic Development & Company Secretary

COCA-COLA HELLENIC BOTTLING COMPANY S.A.

THE COCA-COLA HBC S.A.

2012-2014 STOCK OPTION PLAN

Covering multiple grants during 2012 - 2014

THE COCA-COLA HBC S.A.

2012-2014 STOCK OPTION PLAN

1.                Definitions

In these Rules the following words and phrases have the following meanings:-

“Affiliate”

at any time, any company which is an affiliate of Coca-Cola HBC S.A. within the meaning of paragraph 5 of article 42e of Codified Law 2190/1920 and which the Board has designated to be an affiliate for the purpose of this Plan;

“Board”	the Board of Directors from time to time of the Company;

“Commencement Date”

the date on which the Plan is approved by the Board pursuant to the relevant decision of the General Meeting and on which the Board first passes a resolution to grant an Option in accordance with Rule 3;

“Company”	Coca-Cola Hellenic Bottling Company S.A.;

“Coca-Cola System Company”

any company in which The Coca-Cola Company owns directly or indirectly at least twenty per cent (20%) of the shares; International CCE Inc. should continue to be considered as a “Coca-Cola System Company” for the purposes of the stock option plan

“Eligible Person”	any employee or director of any Member of the Group;

“Employment”	office or employment with any Member of the Group;

“Exercise Price”	the price per Share (in EURO) at which a Participant may exercise an Option established in accordance with Rule 4;

“General Meeting”	a General Meeting of the Company’s shareholders;

“Grant Date”	for each Option, the date on which the Board has resolved to grant such Option in accordance with Rule 3;

“Group”	the Company and its Affiliates for the time being;

“Member of the Group”	the Company or any one of its Affiliates for the time being;

“Option”	the right to acquire Shares at the Exercise Price in accordance with the Rules;

“Option Period”

for each Option, the period commencing on the first anniversary of the relevant Grant Date and ending on the tenth anniversary thereof subject to Rule 3(f) below, provided that (except where any of Rules 8(b)(i) and (ii) and Rule 11 apply) an Option may be exercised as to no more than one third of the Shares to which it relates on the first such anniversary, and as to no more than two thirds of the Shares to which it relates on the second such anniversary (inclusive of any exercise prior to the second such anniversary);

“Participant”	any individual who has been granted and remains entitled to exercise a Subsisting Option or (where the context admits) the personal representatives of any such individual;

“Plan”	this Plan as authorised by the Board with alterations thereto as may duly be made from time to time pursuant to the provisions of the Rules;

“Rules”	these Rules as from time to time amended in accordance with their provisions by the Board or by the General Meeting;

“Share”	a fully paid ordinary share in the capital of the Company;

“Subsisting Option”	an Option to the extent that it has neither lapsed nor been exercised;

“Stock Exchange”	the Athens Exchange.

Where the context so admits the singular shall include the plural and vice versa and the masculine gender shall include the feminine.  Any reference to a statutory provision is to be construed as a reference to that provision as for the time being amended or re-enacted.

2.                Commencement and Title

The Plan shall commence on the Commencement Date and shall be known as The Coca-Cola HBC S.A. 2012-2014 Stock Option Plan.

3.                The Grant of Options

(a)          This Plan was adopted by decision of the Annual General Meeting on  (hereinafter the “AGM”).

(b)          The Board may in its absolute discretion, and in conformity with the decision of the AGM, grant Options to such Eligible Persons as the Board shall in its absolute discretion select, at any time between the date of approval of the Minutes of the AGM by the Ministry of Development and

31st December 2014.  No Eligible Person shall be entitled as of right to participate.  The extent of any grant of Options shall be determined by the Board in its absolute discretion but shall be subject to the limits contained in Rule 6.

(c)          The Board may grant an Option subject to such condition or conditions as it in its discretion thinks fit, which must be fulfilled before the Option may be exercised.  No condition shall have effect unless approved by the Board, and no such condition may subsequently be varied or waived otherwise than in accordance with the terms of such condition and, where such variation or waiver is discretionary, in a manner which the Board determines to be fair and reasonable.

(d)          No consideration shall be payable for the grant of an Option.  Each Participant shall be issued with a certificate evidencing the grant.  Each certificate shall contain or be accompanied by details of any condition or conditions attached to the Option under Rule 3(b).

(e)          A Participant may at any time prior to the exercise of an Option, renounce, release or surrender the Option by notice in writing to the Company.  The renunciation shall be effective from the date of receipt of such notice by the Company upon which date the relevant Option shall be deemed to have lapsed.

(f)           In the event that an option holder retires from the Company prior to the tenth anniversary of the Grant Date, the Board of Directors may - in its absolute discretion - extend Option Period provided that such extension shall not exceed the fifteenth anniversary of the Grant Date.

4.                The Exercise Price

The Exercise Price of an Option shall be equal to the closing price of the Company’s share on the Stock Exchange on the Grant Date

5.                Eligible Person Limitations

There shall be no limit to the extent to which any one individual may participate in the Plan.  However, the Board shall grant Options only in accordance with the remuneration policy of the Company, as that policy may be amended by the Board from time to time.

6.                Limitations on the Plan

(a)          The aggregate  number of shares which may be issued under the Plan, cannot exceed 6,000,000 Coca-Cola Hellenic Shares .

7.                Non-Assignability of Options

No Option granted to an Eligible Person under the Plan shall be capable of being transferred by him or his personal representatives or of being mortgaged, pledged or encumbered in any way whatsoever.  In the event of any breach or purported breach of this provision the Option shall lapse forthwith.

8.                When Options may be exercised

(a)          Save as otherwise provided in this Plan an Option shall be exercisable by a Participant who holds Employment (provided it has not lapsed pursuant to Rule 7 above or paragraph (c) below)

during the Option Period PROVIDED that any condition imposed under Rule 3(c) above shall have been fulfilled or waived.

(b)          On the occurrence of any of the circumstances described in the following paragraphs of this Rule 8(b), and notwithstanding any condition imposed under Rule 3(c) above, an Option shall become, if it is not already, exercisable and shall remain exercisable to the extent and until the expiry of the relevant period specified:-

(i)                death of the Participant or the Participant ceasing to hold Employment by reason of injury or disability

• in full not later than the same day of the twelfth (12th) month following the date of the Participant’s death or cessation of employment.

(ii)                the Participant ceasing to hold Employment by reason of retirement at age 55 with ten years’ service with a Coca-Cola System Company or is employed by another Coca-Cola System Company, provided that, for the avoidance of doubt, such new employment begins immediately after the end of the Participant’s Employment and follows a prior agreement between the Company’s Managing Director and such Coca-Cola System Company.

• in full during the Option Period.

(iii)                 the Participant ceasing to hold Employment for any reason other than those set out in this Rule 8(b) including, for the avoidance of doubt, where the ownership of an Affiliate ceases to fulfil the requirements of that defined term as set out in Rule 1:-

• to the extent exercisable under Rule 8(a) at the date of such cessation, not later than the same day of the sixth (6th) month following the date of such cessation.

(c)          An Option shall lapse and cease to be exercisable upon the earliest to happen of the following:-

(i)           the expiry of the Option Period;

(ii)          the date upon which the Participant ceases to hold Employment by reason of dishonesty, fraud or misconduct;

(iii)         the date upon which the Participant is adjudicated bankrupt;

(iv)         any breach or purported breach of Rule 7;

(v)          the first to expire of any of the periods mentioned in Rule 8(b) above and (should the Board determine to allow the exercise of Options) Rule 11 below; and

(vi)         the Company entering into liquidation.

9.             Manner of exercise of Options

(a)           An Option shall be exercised by the Participant lodging with the Secretary of the Company at the seat of the Company (9 Frangoklissias Street, 151 25 Marousi, Athens, Greece) (or otherwise as may be notified to Participants from time to time):-

(i)            a notice in such form as the Board may from time to time prescribe; and

(ii)           payment (in such manner as the Board shall direct) of a sum equal to the aggregate Exercise Price of the Shares in relation to which the Option is then being exercised.

and the date of exercise of the Option shall be the date of receipt by the Company of such notice subject to receipt of payment as mentioned above.

(b)           Subject to all applicable laws and to the obtaining of any necessary consents from any competent authority and to the terms of any such consent, the Board shall from time to time cause the Company to issue or transfer the relevant Shares and register or cause to be registered in the name of the Participant who has exercised the Option the Shares in respect of which the Option is exercised.  The Board may, in its absolute discretion, either procure the issuance of new Shares in the name of the Participant or transfer treasury Shares to the Participant.

(c)           Shares issued pursuant to the Plan will rank pari passu in all respects with the Shares then already in issue.

(d)           An exercise of an Option, other than an exercise which exhausts the Option shall be in respect of 10 shares or an integral multiple thereof.

10.           Damages and Compensation on Dismissal

(a)           This Plan shall not form part of any contract of employment between any Member of the Group and any employee of any such company and the rights and obligations of any individual under the terms of his office or employment with any Member of the Group shall not be affected by his participation in the Plan or any right which he may have to participate therein.

(b)           Participation in the Plan shall be on the express condition that:-

(i)    neither it nor cessation of participation shall afford any individual under the terms of his office or employment with any Member of the Group any additional or other rights to compensation or damages; and

(ii)   no damages or compensation shall be payable in consequence of the termination of such office or employment (whether or not in circumstances giving rise to a claim for wrongful or unfair dismissal) or for any other reason whatsoever to compensate him for the loss of any rights the Participant would otherwise have had (actual or prospective) under the Plan howsoever arising but for such termination; and

(iii)  the Participant shall be deemed irrevocably to have waived any such rights to which he may otherwise have been entitled.

(c)           No individual shall have any claim against a Member of the Group arising out of his not being admitted to participation in the Plan which (for the avoidance of any doubt) is entirely within the discretion of the Board.

(d)           No Participant shall be entitled to claim compensation from any Member of the Group in respect of any sums paid by him pursuant to the Plan or for any diminution or extinction of his rights or benefits (actual or otherwise) under any Option held by him consequent upon the lapse for any reason of any Option held by him or otherwise in connection with the Plan and each Member of the Group shall be entirely free to conduct its affairs as it sees fit without regard to any consequences under, upon or in relation to the Plan or any Option or Participant.

11.           Administration and Amendment

(a)           The Plan shall be administered under the direction of the Board who may at any time and from time to time by resolution and without other formality amend or augment the Rules or the Plan in any respect provided that:-

(i)            no amendment shall operate to affect adversely in any way any rights already acquired by a Participant under the Plan without the approval of the Participant concerned;

(ii)           no amendment may be made to the advantage of Participants except with the prior approval of the Company at a General Meeting save for minor amendments to benefit the administration of the Plan, to take account of a change in legislation, or to obtain or to maintain favourable tax, exchange control or regulatory treatment for any Participant or Member of the Group.

(b)           Notwithstanding anything to the contrary contained herein, the General Meeting and/or the Board may at any time and from time to time by resolution and without further formality amend the Plan in any way to the extent the Board may consider necessary or desirable in order to comply with, take advantage of, or otherwise in connection with any taxation, legal, regulatory or other rule, law, guideline, regulation or other provision of or prevailing in any jurisdiction in which this Plan is or is intended to be operated.

(c)           The Board’s decision on any matter relating to the interpretation of the Rules and any other matter concerning the Plan shall be final and binding.

(d)           The Company shall bear the costs of setting up and administering the Plan.

(e)           The Company shall maintain all necessary books of account and records relating to the Plan.

(f)            The Board shall be entitled to authorise any person to execute on behalf of a Participant, at the request of the Participant, any document relating to the Plan, in so far as such document is required to be executed pursuant hereto.

12.           Adjustment

In the event of an equity restructuring then the Board shall make an equitable adjustment to the terms of the Option by adjusting, as determined appropriate by the Board, any or all of (i) the number and kind of Shares which may be delivered in connection with Options granted thereafter, (ii) the number and kind of Shares by which limitations are measured under Section 6, (iii) the number and kind of Shares subject to or deliverable in respect of outstanding Options and (iv) the exercise price, grant price or purchase price relating to any Option and/or make provision for payment of cash or other property in respect of any outstanding Option.

13.           Taxation

The Company and any other member of the Group, or any one or more of them, shall have the right, prior to the delivery of the Shares otherwise deliverable to a Participant pursuant to an Option, to require the Participant to remit to the Company or such other company as directed by the Company an amount sufficient to satisfy all taxes, stamp duties or other charges required to be withheld or accounted for by the Company or any other person (including social security contributions, if applicable) in connection with the grant, holding and/or exercise of the Option by any competent jurisdiction, (ii) to reduce the number of Shares otherwise deliverable to the Participant by an amount equal in value to the amount of all such taxes, stamp duties or other charges required to be so withheld or accounted for, or (iii) to deduct the amount of such taxes, stamp duties or other charges from cash payments otherwise to be made to the Participant.  The Board may make such arrangements and determinations in this regard, consistent with the Rules, as it may in its absolute discretion consider to be appropriate.

14.           Governing Law

This Plan shall be governed by the laws of Greece.

Schedule 1

Coca-Cola HBC 2012-14 Stock Option Plan

Stock Option Certificate

Certificate Number: xx

Name

This is to certify that you, the above-named person, have been granted an option to

x Shares of Coca-Cola HBC S.A.

at the Exercise Price of

EURO .......... per share,

in accordance with the rules of the Coca-Cola HBC S.A. 2012-2014 Stock Option Plan.

The Grant Date of this option is[insert relevant Grant Date].

One year after the Grant Date, one third of your options will vest and you may exercise your right. Two years after the Grant Date, another third will vest and may be exercised. The final third will vest three years after the Grant Date. Your Options lapse on [end of option Period].

Whenever you decide to exercise your Stock Options, in part or in full, you must send this certificate and payment of total Exercise Price to the Company Secretary in a way described to you from time to time. If you exercise only part of your option, you will be sent a new certificate for the balance.

This Stock Option is personal to you and cannot be assigned or transferred by you in any way.

Schedule 2

STOCK OPTION EXERCISE FORM

This form is addressed to the Directors of Coca-Cola HBC S.A. and issued subject to the Rules of the relevant CCHBC Stock Option Plans and is to be completed by the optionholder, when applying for some or all of the shares in respect of which such person has a valid exercisable option.

The Form should be submitted to [please insert details]

Gentlemen,

I am entitled to exercise Stock Options. I have/will make a payment with a Value Date of no later than [please insert the date] to Coca-Cola HBC S.A. of the total sum of

EUR (amount in number)	EUR	(amount in letter)

by wire transfer (i.e. bank transfer) in accordance with the instructions set forth in the ‘Coca-Cola HBC Stock Option Plan — Stock Option “Exercise” Process’.

The payment represents the amount payable in full on application for the following share awards:

Plan under which the Options were granted	Exercise Price per Option (EUR)	Number of Options to be exercised	Total Exercise Price (EUR)

Show only the Options that you wish to exercise. If you wish to exercise Options from different Plans then please enter separately.

The relevant Option Certificates are enclosed.

I apply for a total number of

(Number of Shares in number)	(Number of Shares in letter)

Shares and request you to procure the issuance or transfer of the same to me.  I hereby authorize and request that the Shares be credited to my securities’ account (SAT account) stated below. I also request that a document evidencing title to the above Shares and an option certificate for any balance of shares remaining under option be sent to me at the address written below, at my risk.

I acknowledge that the Company may, in its absolute discretion, either procure the issuance of new Shares in my name or transfer existing treasury Shares to my account.

[NB: Add document to be provided by stockbroker authorising the Company to transfer existing treasury Shares to Participant’s account].

I have been advised that the Shares cannot be issued until such issuance has been approved by the Ministry of Development and by the Board of Directors of the Athens Exchange. I am aware that between the date hereof and the issuance or transfer of the Shares in my name, the price of the Shares on the Athens Exchange may go up as well as down and there is no guarantee that the price of the Shares on the Athens Exchange on their date of issuance or transfer will be equal to or greater than the Exercise Price per Option.

Forename(s)
Surname
Address
E-mail address for communication
Operator Code in the DSS
Securities’ Account No.
Investor Account No.

Date:	Signature: